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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                            Telocity Delaware, Inc.
                            -----------------------
                           (Name of Subject Company)

                            Telocity Delaware, Inc.
                            -----------------------
                       (Name of Person Filing Statement)

                   Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)

                                    87971D
                     (CUSIP Number of Class of Securities)

                                 Edward Hayes
                                 ------------
                           Executive Vice President,
                            Chief Financial Officer
                            Telocity Delaware, Inc.
                           10355 North DeAnza Blvd.
                          Cupertino, California 95014
                                (408) 863-6600

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With Copies to

                           Diane Holt Frankle, Esq.
                       Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                       Palo Alto, California 94301-1825
                                (650) 833-2000

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Preliminary communication filed as part of this Schedule.

1.  Telocity employee question and answer document dated December 21, 2000.

2.  Telcocity employee transition newsletter dated January 18, 2001


Telocity stockholders and any potential investors in Telocity are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Telocity stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Hughes and Telocity with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Telocity stockholders without cost to them from Hughes and Telocity.